Exhibit 99.1

Genius Group Announces Share Consolidation to Support Exchange Listing Compliance

The share consolidation is intended to support the Company’s continued compliance with NYSE American’s minimum share price requirements.

SINGAPORE, November 10, 2026 - Genius Group Limited (NYSE American: GNS) (“Genius Group”, “GNS” or the “Company”), a leading AI-powered education group, today announced that its Board of Directors has approved a 1-for-10 share consolidation of the Company’s ordinary shares. The action is intended to increase the per-share trading price and support compliance with NYSE American’s continued listing standards, while positioning the Company for its proposed dual listing on the Australian Securities Exchange (“ASX”), subject to applicable approvals and requirements.

The share consolidation is expected to become effective at 12:01 a.m. Eastern Time on November 20, 2026, and the Company’s ordinary shares are expected to commence trading on a split-adjusted basis when NYSE American opens on November 20, 2026 under the existing trading symbol “GNS”. The new CUSIP number for the Company’s ordinary shares following the share consolidation will be announced via a further press release.

Shareholders approved authority for the share consolidation at the Company’s Annual General Meeting on July 7, 2026. On November 6, 2026, the Board determined to implement the consolidation at a ratio of 1-for-10, with a record date of November 19, 2026 and an expected effective date of November 20, 2026.

The Company’s shares have been trading at a price of approximately $0.10 per share over recent trading days. The NYSE American has advised the Company that it generally views trading below $0.10 per share to be abnormally low under Section 1003(f)(v) of the NYSE American Company Guide, and that it may commence delisting proceedings and immediately suspend trading at such levels.

The Board considers the consolidation a necessary step in light of this, as well as to strengthen the Company’s capital-market positioning as it advances its proposed ASX dual listing, continues to build towards operational profitability, and streamlines its share structure. The action is intended to bring the per-share trading price into a range more consistent with institutional investment thresholds and exchange listing standards across both NYSE American and the ASX. A share consolidation does not, by itself, guarantee that the market price will rise or remain above any threshold, and exchange determinations remain subject to NYSE American’s rules and discretion.

How the share consolidation affects shareholders

Every ten issued and outstanding ordinary shares will automatically be consolidated into one ordinary share of the same class. For example, a shareholder holding 1,000 shares immediately before the consolidation would hold 100 shares afterward, before any fractional-share adjustment.

The consolidation does not, by itself, change a shareholder’s proportionate ownership of the Company or its underlying business. The trading price following the consolidation will be determined by the market.

Proportionate adjustments will be made, where applicable, to the exercise prices and numbers of shares underlying outstanding warrants, options and equity awards in accordance with their terms.

No fractional shares will be issued. Under the treatment set out in the Board-approved plan, fractional entitlements will be rounded down to the nearest whole share and cancelled.

Holders of book-entry shares and shareholders holding through brokers, banks or other nominees are not expected to need to take action; their holdings will be adjusted through the relevant intermediaries. Shareholders with questions should contact their broker or the transfer agent.

About Genius Group

Genius Group (NYSE: GNS) is a global education group delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 6 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit geniusgroup.ai.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F, as amended for the fiscal year ended December 31, 2025, filed with the SEC on March 9, 2026. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

For enquiries, contact investor@geniusgroup.ai